Exhibit (a)(5)(i)

FOR IMMEDIATE RELEASE	3760 Rocky Mountain Avenue Loveland, CO 80538 T 970.493.7272 F 907.619.3003 www.heska.com @HeskaCorp

At Heska Corporation:	At Hayden IR:
Jason Napolitano, Executive Vice President & CFO	Brett Maas, Managing Partner
(970) 493-7272, Ext. 4105	(646) 536-7331
brett@haydenir.com

HESKA CORPORATION

ANNOUNCES ODD-LOT TENDER OFFER

LOVELAND, CO, August 27, 2012 — Heska Corporation (NASDAQ:HSKA — News; “Heska” or the “Company”), a provider of advanced veterinary diagnostic and other specialty veterinary products, announced today that it has commenced an “odd-lot” tender offer to purchase all shares of its common stock held by stockholders who owned, of record or beneficially, 99 or fewer shares as of the close of business on August 21, 2012 and who continue to hold such shares through the expiration of the offer. The Company is offering to pay $8.50 for each share properly tendered by an eligible stockholder.

The Company’s principal purposes in making the offer are:

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To utilize a portion of its available cash in an effective manner to return value to its stockholders at a price per share that is attractive to the Company at the time of the offer and that is consistent with the Company’s previously disclosed dividend and stock buyback practices and permissible under the current terms of the Company’s credit agreement with Wells Fargo Bank, N.A., and

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To provide its stockholders owning 99 or fewer shares as a result of the Company’s December 2010 reverse stock split, or otherwise, the opportunity to obtain liquidity in their shares while incurring potentially lower transaction expenses than would be expected to be incurred by them if their shares were sold on the open market.

The Company estimates that approximately 40% of the positions in the Company’s stock have 99 or fewer shares. The Company estimates that approximately 43 thousand shares are held in positions of 99 or fewer shares, which represents the maximum number of shares the Company estimates it could purchase under the tender offer.

Parties interested in complying with the Company’s 5-percent holder transfer restriction should be aware the Company had 5,349,784 shares outstanding on August 24, 2012, which would be reduced to 5,306,784 shares outstanding if all shares discussed in the previous paragraph were to be purchased under the tender offer.

Stockholders and investors are urged to read the Company’s Schedule TO filed today with the Securities and Exchange Commission (the “SEC”) in connection with this tender offer, which includes the offer to purchase. These materials contain important information with respect to the offer including the various terms and conditions of the offer. Investors may obtain copies of the Company’s Schedule TO from the SEC at no charge by visiting the SEC’s website (www.sec.gov). Heska shareholders with questions or requests for documents may also call the Company’s information agent in this matter, Morrow & Co., LLC, at (800) 607-0088.

This press release is for informational purposes only and is not an offer to buy or a solicitation of an offer to sell any shares of the Company’s common stock. The offer is being made solely pursuant to the offer to purchase and the accompanying documents, including the letter of transmittal, each dated August 27, 2012. The offer will expire at 5:00 p.m. Eastern time on October 2, 2012, unless otherwise extended or earlier terminated. Eligible stockholders who would like to accept the offer must tender all shares that they own. Partial tenders will not be accepted.

About Heska

Heska Corporation (NASDAQ: HSKA — News) sells advanced veterinary diagnostic and other specialty veterinary products. Heska’s state-of-the-art offerings to its customers include diagnostic instruments and supplies as well as single use, point-of-care tests, pharmaceuticals and vaccines. The Company’s core focus is on the canine and feline markets where it strives to provide high value products and unparalleled customer support to veterinarians. For further information on Heska and its products, visit the company’s website at www.heska.com.

Forward-Looking Statements

Statements made in this news release that are not historical facts may be forward-looking statements. Actual results may differ materially from those projected in any forward-looking statement. Important factors that could cause actual results to differ materially from those anticipated by any forward-looking information include, but are not limited to, future economic conditions, competitive services and pricing, new competitor entry, financing, the delivery of services under existing contracts and other factors. For a more detailed description of the factors that could cause such a difference, please see the section entitled “Risk Factors” in the Company’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2012, as well as the Company’s other filings with the Securities and Exchange Commission. The Company disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

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